# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FB Financial Corp, CIK 0001649749
CUSIP: 30257X104
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 1221 Broadway, Suite 1300, Nashville, Tennessee (TN), 37203
Date of event which requires filing of this statement: 04/29/2025
Filed by CIK 0001703295
Persons authorized to receive notices and communications: Estate of James W. Ayers, c/o James Jonathan Ayers, 450 Tennessee Ave, Suite 101, Parsons, Tennessee (TN), 38363, (615) 866-5434; James Jonathan Ayers, Co-Executor Estate of James W. Ayers, 450 Tennessee Avenue, Suite 101, Parsons, Tennessee (TN), 38363, (615) 866-5434; James Austin McPherson, Co-Executor Estate of James W. Ayers, 6 N. Gill Street, Hazelhurst, Georgia (GA), 31539, (615) 866-5434

## Reporting persons
- Estate of James W. Ayers: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 10,931,841; shared voting power 0; sole dispositive power 10,931,841; shared dispositive power 0; aggregate amount beneficially owned 10,931,841 (23.79% of the class)
  Comment: The percentage of the Company's outstanding shares of Common Stock represented by the aggregate number of shares of the Company's Common Stock reported as beneficially owned by the reporting persons in this Schedule 13D is based on the Company's outstanding shares as of April 30, 2025. See Item 5.
- Ayers J. Jonathan (CIK 0001703295): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 17,692; shared voting power 10,931,841; sole dispositive power 17,692; shared dispositive power 10,931,841; aggregate amount beneficially owned 10,949,533 (23.83% of the class)
  Comment: The percentage of the Company's outstanding shares of Common Stock represented by the aggregate number of shares of the Company's Common Stock reported as beneficially owned by the reporting persons in this Schedule 13D is based on the Company's outstanding shares as of April 30, 2025. See Item 5.
- James Austin McPherson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 20,084; shared voting power 10,931,841; sole dispositive power 20,084; shared dispositive power 10,931,841; aggregate amount beneficially owned 10,951,925 (23.83% of the class)
  Comment: The percentage of the Company's outstanding shares of Common Stock represented by the aggregate number of shares of the Company's Common Stock reported as beneficially owned by the reporting persons in this Schedule 13D is based on the Company's outstanding shares as of April 30, 2025. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: FB Financial Corp
Address of issuer's principal executive offices: 1221 Broadway, Suite 1300, Nashville, Tennessee (TN), 37203
Comment: This Statement on Schedule 13D (the "Statement" or the "Schedule 13D") relates to the common stock, $1.00 par value per share (the "Common Stock") of FB Financial Corporation a Tennessee corporation (the "Company").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by the Estate of James W. Ayers, James Jonathan Ayers and James Austin McPherson.
Residence or business address: The business address for each of the Estate of James W. Ayers and James Jonathan Ayers is 450 Tennessee Ave, Suite 101, Parsons, TN 38363. The business address for James Austin McPherson is 6 N. Gill Street, Hazelhurst, GA 31539.
Present principal occupation or employment:
The principal occupation of James Jonathan Ayers is Executive Vice President of Ayers Asset Management, Inc., a family-owned private investment company, whose principal address is 450 Tennessee Ave, Suite 101, Parsons, TN 38363. Mr. Ayers is also a member of the board of directors of the Company.

The principal occupation of James Austin McPherson is Chief Executive Officer of McPherson Manufacturing, whose principal address is 6 N. Gill Street, Hazelhurst, GA 31539.
Criminal convictions in the last five years: During the last five years, neither the Estate of James W. Ayers nor either of James Jonathan Ayers or James Austin McPherson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Estate of James W. Ayers nor either of James Jonathan Ayers or James Austin McPherson was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Estate of James W. Ayers is organized in the United States of America and each of James Jonathan Ayers and James Austin McPherson is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
(i) The shares of Common Stock described herein as being held by the Estate of James W. Ayers were acquired by the Estate of James W. Ayers upon the death of James W. Ayers and the opening of his estate and issuance of letters testamentary to the co-executors of the estate on April 29, 2025. No pecuniary or other consideration was exchanged in connection with the acquisition of the shares of Common Stock by the Estate of James W. Ayers. James W. Ayers, the former chairman of the board of the Company, died on April 1, 2025. Prior to that date, Mr. Ayers filed reports on Schedule 13G to report his beneficial ownership of the shares of Common Stock now held by the Estate of James W. Ayers.

(ii) James Jonathan Ayers is deemed to have acquired beneficial ownership of the shares of Common Stock held by the Estate of James W. Ayers as a result of his appointment as co-executor of the Estate of James W. Ayers effective April 29, 2025. No funds were expended by James Jonathan Ayers in connection with acquiring beneficial ownership of the shares of Common Stock of the Company held by the Estate of James W. Ayers. James Jonathan Ayers also beneficially owns 17,692 shares of the Company's Common Stock directly which were acquired by him in connection with the Company's initial public offering, pursuant to equity awards from the Company in connection with his service on the Company's board of directors and pursuant to equity-based awards from Ayers Asset Management that were settled in shares of the Company's Common Stock.

(iii) James Austin McPherson is deemed to have acquired beneficial ownership of the shares of Common Stock held by the Estate of James W. Ayers as a result of his appointment as co-executor of the Estate of James W. Ayers effective April 29, 2025. No funds were expended by James Austin McPherson in connection with acquiring beneficial ownership of the shares of Common Stock of the Company held by the Estate of James W. Ayers. James Austin McPherson also beneficially owns 20,084 shares of the Company's Common Stock which were acquired by him in connection with the Company's initial public offering and through open-market purchases. The 20,084 shares of the Company's Common Stock beneficially owned by James Austin McPherson are owned either individually or by entities (the "McPherson Entities") for which Mr. McPherson has sole voting or dispositive control over the shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Item 3 above is hereby incorporated by reference.

Each of James Jonathan Ayers and James Austin McPherson acquired and presently holds the shares of Common Stock that he beneficially owns directly for individual investment purposes. Other than as described in this Item 4, or otherwise in this Statement, neither James Jonathan Ayers nor James Austin McPherson (individually and in his capacity as co-executor of the Estate of James W. Ayers) currently has any plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. In the foregoing capacities, each of Mr. Ayers and Mr. McPherson reserves the right, in light of his future evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other relevant factors, to change his plans and intentions at any time and may, from time to time, dispose of or acquire additional shares of Common Stock in the open market or in private transactions, which may include sales for the purpose of diversifying investments, tax and estate planning purposes or family or charitable gifts.

As a member of the board of directors of the Company, James Jonathan Ayers participates in deliberations of the Company's board of directors in the normal course of the Company's business that could involve any of the matters set forth in subparagraphs (a)-(j) of Item 4 from time to time, and, in keeping with his fiduciary duty as a director, may discuss with management of the Company and vote on proposals or recommendations to the Company's board of directors that could involve such matters from time to time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Estate of James W. Ayers, James Jonathan Ayers and James Austin McPherson in the aggregate beneficially own an aggregate of 10,969,617 shares of Common Stock, or 23.87%, of the shares of the Company's Common Stock issued and outstanding based on 45,952,178 shares of Common Stock issued and outstanding as of April 30, 2025 as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2025. James Jonathan Ayers and James Austin McPherson each disclaims beneficial ownership of the shares of the Company's Common Stock owned by the Estate of James W. Ayers. James Austin McPherson also disclaims beneficial ownership of the shares of Common Stock owned by the McPherson Entities.
Number of shares as to which each person has sole or shared power to vote or dispose: The Estate of James W. Ayers directly holds and has sole voting control and dispositive power over 10,931,841 shares of Common Stock reported in this Statement. Each of James Jonathan Ayers and James Austin McPherson, solely in his capacity as a co-executor of the Estate of James W. Ayers, share voting control and dispositive control over these 10,931,841 shares of Common Stock. In addition, James Jonathan Ayers has sole voting and dispositive control over 17,692 shares of Common Stock reported in this Statement and James Austin McPherson has sole voting and dispositive control over 20,084 shares of Common Stock reported in this Statement.
Transactions in the class effected during the past sixty days: Other than the acquisition described in Item 3 of this Statement, there have been no transactions in shares of Common Stock by any of the Estate of James W. Ayers, James Jonathan Ayers or James Austin McPherson within 60 days of the filing date of this Statement.
Other persons with the right to receive dividends or sale proceeds: Other than the Estate of James W. Ayers, James Jonathan Ayers and James Austin McPherson, and the individuals that are entitled to receive distributions from the McPherson Entities, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration Rights Agreement

Prior to his death, James W. Ayers and the Company were a party to a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which, among other things, Mr. Ayers was entitled to certain demand and "piggy-back" registration rights, subject to certain minimum requirements and customary conditions. The Estate of James W. Ayers and the co-executors thereof in their capacity as such are entitled to the benefits of the Registration Rights Agreement.

The Registration Rights Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Voting Agreement

James Jonathan Ayers, along with each of the other members of the Company's board of directors, has entered into a voting agreement pursuant to which he has agreed to vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the shares of Common Stock that he owns in his individual capacity (and not when he is acting as a trustee, representative or fiduciary or other similar capacity, including in his capacity as Co-Executor of the Estate of James W. Ayers), (1) in favor of the approval of issuance of shares of the Company's Common Stock in connection with the proposed merger of Southern States Bancshares, Inc. ("Southern States"), with and into the Company (the "Merger") and the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of March 31, 2025 by and between Southern States and the Company (the "Merger Agreement"), including the Merger and the related merger of Southern States Bank with and into the Company's wholly owned bank subsidiary, FirstBank (the "Bank Merger"), and any actions required in furtherance thereof, (2) against any action or agreement that could result in a breach of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and (3) against any action, agreement, amendment to any agreement or organizational document, transaction, matter or proposal submitted for the vote or written consent of the shareholders of the Company that is intended or would reasonably be expected to impede, interfere with, prevent, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the Bank Merger or the other transactions contemplated by the Merger Agreement or the voting agreement or the performance by Company of its obligations under the Merger Agreement. In addition, the voting agreement that James Jonathan Ayers has entered into provides that he will not transfer any of his shares of Company Common Stock that he owns individually (and not in his capacity as Co-Executor of the Estate of James W. Ayers), subject to certain exceptions, until the earlier of the receipt of the approval of the Company's shareholders of the issuance of the Company's Common Stock to be issued in connection with the Merger or the date on which the Merger Agreement is terminated in accordance with its terms. The voting agreement is to remain in effect until the earlier to occur of the effective time of the Merger, the date of termination of the Merger Agreement in accordance with its terms, and the termination of the voting agreement by mutual written consent of Mr. Ayers, the Company and Southern States.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Estate of James W. Ayers, James Jonathan Ayers and James Austin McPherson or between each of them and any other person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

The voting agreement to which James Jonathan Ayers is a party is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Registration Rights Agreement, dated September 15, 2016, by and between FB Financial Corporation and James W. Ayers (incorporated by reference to Exhibit 4.1 to the Form 10-Q filed by the Company on November 14, 2016).

Exhibit 2 Joint Filing Agreement among the Estate of James W. Ayers, James Jonathan Ayers and James Austin McPherson.

Exhibit 3 Voting Agreement, dated as of March 31, 2025 by and among FB Financial Corporation, Southern States Bancshares, Inc. and James Jonathan Ayers.

## Signatures
- Estate of James W. Ayers: /s/ James Jonathan Ayers, James Jonathan Ayers, Co-Executor (05/09/2025)
- Estate of James W. Ayers: /s/ James Austin McPherson, James Austin McPherson, Co-Executor (05/09/2025)
- Ayers J. Jonathan: /s/ James Jonathan Ayers, James Jonathan Ayers (05/09/2025)
- James Austin McPherson: /s/ James Austin McPherson, James Austin McPherson (05/09/2025)